Filed pursuant to Rule 497(a)
File No. 333-281077
Rule 482ad

FUNDRISE

Listing the Innovation Fund on the New York Stock Exchange!


VCX
BY FUNDRISE

Dear Fellow Shareholders,

I want to share with you an incredibly exciting announcement:

We plan to take the Fundrise Innovation Fund public on the New York Stock Exchange next month under the ticker VCX!

While we believe this has the potential to be a truly historic moment both for the Innovation Fund and for the Fundrise mission more broadly, we want to start by focusing first and foremost on why we believe this is the right move for shareholders.

A generational prize

Every few decades, there is a major innovation in financial markets – from the invention of the mutual fund to the passive index to the ETF.

Companies are staying private longer, which has caused a structural imbalance in markets. The rise of AI has brought that pressure to a boiling point.

The top private companies – like OpenAI, SpaceX, Anthropic, Databricks, Anduril, Ramp, and Stripe – have never been larger. And the demand from the public markets to invest in these top private companies has arguably never been greater.

Yet, they remain inaccessible to the broader public. Something has to give. The market is demanding a systemic solution to bridge the divide.

We believe the Innovation Fund (under the public ticker VCX) could become that pathway. And, if it does, existing shareholders would stand to see extraordinary benefits.

While highly uncertain (nothing is guaranteed), the potential rewards to shareholders on the upside could be enormous.

To summarize the opportunity and market dynamics:

1. Demand from public investors for the top private companies is at or near all time highs.
2. The vast majority (roughly 75%) of the Innovation Fund's (aka VCX's) holdings are in these top companies.
3. The only other publicly traded fund that holds a similarly concentrated portfolio of top private companies has been trading at a 100-500% premium to NAV for over a year (and we believe VCX's portfolio holds a much larger percentage of the most highly-sought after names).
4. There is a rush by other major financial institutions to bring a similar closed-end venture-focused fund to market in the hopes of capturing this opportunity.
5. The Innovation Fund (VCX) has a multi-year headstart with the largest and most engaged investor base.
6. We believe the fund (or funds) that is best able to define and own this new category of "public venture capital" has the potential to reap significantly outsized gains.

It is because of the above dynamic that we are bringing you this decision. We believe VCX could become the public ticker for private tech – similar to how QQQ, iShares, and SPY have come to represent singular investment theses in financial markets.

If we are successful, we believe there exists a strong potential for the fund to trade at a healthy premium to NAV, while also offering investors daily liquidity, and first-class access to invest in the best companies in the world.

Of course, there is no such thing as investing without risk and the biggest risk here is that the fund could trade at a discount to NAV.

However, we see the benefits to listing as asymmetric to the risks. The upside could be exponential (multiples higher than any returns to date). While the downside is a liquidity discount, the typical discount for a standard listed closed-end fund is around 5-7% on average. In other words, the calculated risk seems well worth it. Even in this downside scenario, the fund would gain the benefit of public-market liquidity and continue to own the existing portfolio, which has been compounding at a stunning pace.

In short, we believe listing the Fund can create a win-win-win scenario for existing investors, allowing them to

- continue to participate in and benefit from the performance of the existing underlying portfolio companies
- enjoy significantly more flexibility and liquidity on their own individual time horizon
- have the opportunity to capture potential asymmetric upside from VCX becoming *the* way public investors access private tech

What does this mean more specifically?

Potential Public-Private Market Arbitrage: being publicly listed allows existing investors the potential to benefit if the Fund trades at a meaningful premium to NAV.

It's important for all investors to note that there is absolutely no guarantee that the Fund will trade at a premium.

Conventional closed-end funds often trade at a discount to NAV (of, on average, 5.15% as of January 23, 2026). If you ask any traditional player in the industry, they will tell you that is how it works.

However, we do *not* believe the traditional listed closed-end fund is an accurate comp to VCX. These funds typically hold a vast majority of their portfolios in public equity, public debt, and private loans. And it makes sense to us why a fund that holds a pool of publicly traded securities, but with a higher fee load, would trade at a discount to the value an investor would receive if they simply chose to hold those same assets directly.

But such a portfolio is nothing like that of the Innovation Fund (VCX) and therefore, we think, a poor comparison. In contrast, not only does the average investor have virtually no way of investing in a portfolio like VCX today, but even the most famous institutional VC investors have to fight for access to these companies.

This outsized demand for private companies can be seen in the relative scale of the private fundraising vs. initial public offerings. According to Crunchbase, in 2025, private venture investors put roughly $425B into tech/startups globally versus about $19.6B raised by information technology IPOs. In other words, private markets funded roughly $405B more – about 22x as much as the public markets.

This imbalance has become unsustainable.

Contrary to traditional closed-end funds, we believe it is not only reasonable that investors in the public markets could be willing to pay a premium for the Innovation Fund, we actually believe the Innovation Fund could be one of the first in what may become a trend of *public venture capital funds* (or "PVCs") that trade at a premium to their NAVs.

Here's the argument why a premium would be justified:

1. **Structurally Superior (greater liquidity + lower fees):** The Innovation Fund's existing portfolio is most similar to that of a top tier venture fund. In fact, as we've shared more than once, the portfolio today is significantly invested in what many have ranked as the most valuable private tech companies in the world.

   Today, to own such a portfolio, the top institutions in the world are willing to (i) invest millions of dollars minimum, (ii) lock-up their money for at least 7+ years with no liquidity, and (iii) pay 20% of the returns to the Fund manager as a "carried interest."

   In other words, we think it is reasonable that a public market investor would be willing to pay a premium for a materially similar portfolio given that they can (i) buy in for practically no minimum, whenever they want, through their brokerage, (ii) have more or less daily real time liquidity through the public markets, and (iii) keep 100% of the upside for themselves, *i.e.*, pay NO carried interest to us as the fund manager.

	VCX	Typical Venture Fund
Minimum Investment	No minimum	$250K-$1M[1]
Liquidity Profile	Real time daily	7+ years without liquidity[2]
Asset Management Fee	1.85 - 2.5%	2.0 - 2.5%[3]
Carried Interest Fee	0%	20%[3]

2. **Scarcity Premium:** Access to invest in the vast majority of the Fund's portfolio companies is not just limited but extremely scarce. As most everyone is likely aware from public reporting, the majority of the companies in the portfolio have regularly raised new fundraising rounds that are significantly oversubscribed – meaning that even many traditional institutional investors struggle to gain access to these companies at these prices.
3. **Pre-IPO Portfolio:** Several of the largest and most well-known portfolio companies have publicly stated (or it's been publicly reported) that they are expecting to IPO in the near term (1-2 years).
4. **Higher Growth:** The growth rates of the Fund's portfolio companies are significantly higher than those of their publicly traded technology peers. (See our full analysis of 2025 growth performance in the year end letter here on relative growth rates.)

Index	Median	Average	Growth
S&P	6%	6%	13%
QQQ	9%	13%	25%
Innovation Fund	**70%**	**146%**	**193%**

*Based on the most recent available reporting for 2025 performance we've compiled (including company press releases, news articles, and Bloomberg-style aggregation) the estimated position-weighted growth rates of QQQ, SPY, and VCX.

The bottom line is that we believe Public Venture Capital Funds (or PVCs) are a real innovation that can be lower cost, more liquid, more democratic, and with a longer-term investment horizon than traditional closed-end private venture funds.

We expect to see other well known fund managers begin to copy this model and launch their own PVCs based on a similar belief that an opportunity exists for a potential market premium.

As early investors who have led the wave in democratizing access to venture capital, we believe it's only right that the existing shareholders of the Innovation Fund have the opportunity to capture that premium should it end up materializing.

Guaranteed Liquidity: investors will continue to be invested in and have exposure to fundamentally the same portfolio of private tech companies but now with maximum liquidity.

The Fund today is structured as a tender offer fund, which means the Fund itself provides investors liquidity through quarterly share repurchases.

This also means that during normal market conditions the Fund must hold a meaningful portion of the portfolio in cash and other liquid securities in order to facilitate such regular quarterly redemptions.

However, despite these reserves, in a scenario where valuations for private tech companies declined materially, it is reasonable to expect that redemptions would also increase meaningfully. During such a time period, it would likely NOT be in the best interest of the majority of the shareholders to continue to conduct regular quarterly repurchases, and certainly not at NAV. (It's not uncommon for tender offer funds to offer share repurchases at a meaningful discount to NAV for those who want liquidity in times of turmoil.)

In other words, as structured today, it is unlikely the Fund would want to provide investors liquidity during the precise period that demand for such liquidity could be greatest.

Alternatively, by listing publicly on an exchange, investors who *do* want liquidity during such a time period would be able to get it through selling into the market. While it's probable that such a sale would be at a lower price (arguably a justifiable discount given the market conditions at the time), it would place the discretion of such a decision on the individual shareholder themselves NOT on the Fund as a whole, and doing so would NOT result in having to harm the majority of shareholders who wish to continue to stay invested for the long-term.

Additionally, as a publicly-traded Fund, VCX would no longer need to hold these excess liquid reserves to facilitate redemptions, which means reducing cash drag.

In 2025, the Fund held on average between 20-25% of its assets in liquid reserves (such as money market funds and asset-backed securities) which generated an average yield of less than 3% net of fund expenses. And while the Fund returned a noteworthy 43.5% on the year[4], we estimate that holding these liquidity reserves could have cost shareholders as much as 10%, meaning the total return could have been as high as 53.5% on the year (assuming those reserves were instead fully invested in the existing portfolio and yielded similar performance).

In other words, shareholders are already paying a real cost for being able to redeem quarterly (in the form of lower net returns) and arguably that discount today is similar to what it would be from being publicly listed – but of course without even close to the same depth of liquidity as the public markets.

Accordingly, we believe strongly that being publicly listed would result in the best outcome BOTH for investors who intend to stay invested for the long-term (including through a downturn) AND for those who are likely to want to sell/redeem their shares during periods of market volatility.

Scale: Increased scale and brand awareness has the potential to unlock greater access to invest in the best private companies

As we've stated before, the defining constraint in venture investing isn't finding the top companies – it's getting into them. The best private companies increasingly limit participation to a very small number of investors who can bring long-term capital, brand credibility, and the ability to invest at scale.

A public listing has the potential to materially increase the Fund's visibility and standing, and over time, its scale. That combination can make it a more attractive partner to founders and lead investors – and can translate into better access, better allocations, and better opportunities. For long-term investors, this is the biggest potential upside: a stronger platform that can regularly compete alongside top venture funds and win the opportunity to invest in the most important private companies of the next decade.

What we're asking from you

Because listing the Fund publicly on the New York Stock Exchange would be a big change, **we are soliciting a shareholder vote** on three items:

1. The act of listing the Fund itself.

We believe strongly that listing the Fund is not only in the best interest of shareholders but also creates the opportunity to capture asymmetric upside (should it materialize) as outlined in detail above. However, we want to ensure that a majority of investors are aligned with us and the board on this.

2. Increasing the management fee by 0.65% to cover the higher costs associated with a public listing.

Given Fundrise's tradition of generally *lowering* fees, we felt it important to provide additional clarity here. First, operating a publicly traded vehicle is meaningfully more complex than operating a private fund, and requires significant additional work. This includes additional public-company reporting requirements, exchange listing requirements, enhanced audit and controls, ongoing investor relations, additional compliance, and the infrastructure needed to support daily market trading dynamics. In general, this is not discretionary spending but higher overall fixed costs required as a result of listing.

Second, we believe it's worth highlighting that Fundrise's fee today for operating the Innovation Fund is approximately 25% below market comparables (nearly everyone else with similar funds charge 2.50%-2.75%). Additionally, as we regularly point out, we do not charge the typical (and much more impactful) 20% carried interest fee that is standard in venture capital. That is to say that even at the higher proposed fee, investors are still paying significantly less than the top institutions in the world for access to a very similar (or in our opinion superior) portfolio.

3. A standard 6-month shareholder lockup after listing.

A lock-up of existing shareholders is standard practice in IPOs and is designed to support orderly price discovery and reduce the risk of early selling pressure overwhelming the market. This is critical in the early days to give the Fund time to build up public market brand awareness and so the best chance of succeeding in the public markets long term. Additionally, because we know a majority of investors have intended to hold the Fund long-term (at least for 6+ months), we don't expect this to materially change things.

Lastly, we believe that these three proposals together in aggregate do the best to position the Fund for a successful listing and therefore we are seeking your approval on all three together.

To cast your vote on the above three proposals please log into your account here.

As always, we want to thank you for being part of this incredible journey. Once we receive approval from a majority of shareholders, we will share our plan on next steps.

Onward,
Ben and the entire Fundrise team

Additional Questions

We welcome any additional questions investors have, but have attempted to begin by answering the following:

Will the Fund's strategy remain the same? What will change about the portfolio?

In short, yes, our goal is to continue pursuing the same core strategy – owning a portfolio of the top high-growth private technology companies – while meeting the additional requirements of operating as a public, exchange-traded vehicle.

Because VCX would no longer be required to hold additional liquidity to meet regular redemptions as it currently does for quarterly tenders, the Adviser expects to be able to be even more efficient in deploying into these higher returning investment opportunities.

What if I don't want to participate in the listing?

While we believe that listing the Fund is to the benefit of all shareholders, we also recognize that not everyone may agree with that.

Accordingly, we will conduct a final tender offer at NAV before listing the Fund, allowing any shareholders who request to redeem their shares in advance of the listing.

What is the expected timeline?

As the saying goes, there's no better time than the present. And while there's no fundamental internal timeline driving the listing date, we believe the external market conditions are currently very conducive to the listing and as a result we are aiming to list as early as March 2026.

Of course, like all things related to publicly registered offerings, there is a lot of paperwork, along with regulatory review which is outside of our control and as a result there always exists the potential for delays due to regulatory and exchange processes, finalizing the structure, completing required filings and audits, obtaining shareholder approval, and other market conditions.

What happens if some proposals pass and some don't?

Although the proposals are voted on individually, we believe that all three in aggregate best position the Fund for success. If not all the proposals pass, Fundrise, as manager, may choose not to proceed with the planned listing process.

Importantly, as a reminder:

- The Board has structured the vote to avoid outcomes that could disadvantage shareholders.
- If the proposals fail to receive the necessary votes or we choose not to move forward, then the Fund would continue operating under its existing private structure, and shareholders would retain their current rights, including access to tender offers (as they occur).

Additional Information

Proxy Vote Information

For full details regarding the vote, please consult the full proxy and additional information statement on the SEC website.

Virtual Shareholder Meeting Information

If you are interested in attending the Virtual Shareholder Meeting, scheduled for 5:00PM ET on Thursday, February 19, please let us know by submitting your information through this form. Attending the meeting is optional and the meeting is expected to be a summary of the information contained within the proxy and the additional information statement.

Upon receipt of your interest, we will work with Broadridge (the organization responsible for hosting and managing the meeting), to generate a unique Virtual Control Number for you as a shareholder. You will then use that number to register for the meeting. After completing registration, you will receive a final email confirmation containing the meeting link you will use to log in on the day of the meeting.

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1. https://www.investopedia.com/articles/mutualfund/07/private_equity.asp
2. https://avpcap.com/the-path-to-liquidity-in-venture-capital/
3. https://www.angellist.com/learn/management-fees
4. For full performance disclosure, please visit https://fundrise.com/offerings/26/view.

An investor in the Fundrise Innovation Fund should consider the investment objectives, risks, charges, and expenses carefully before investing. The Fund's prospectus contains this and other information and may be obtained here. Investors should read the prospectus carefully before investing.

An investor in the Fundrise Innovation Fund should consider the investment objectives, risks, charges, and expenses carefully before investing. The Fund's prospectus contains this and other information and may be obtained here. Investors should read the prospectus carefully before investing.

The Public Ticker for Private Tech is a trademark of Fundrise Innovation Fund, LLC.

Cautionary Note Regarding Forward-Looking Statements:

This Letter contains forward-looking statements within the meaning of the federal securities laws. Forward-looking statements may relate to our future financial performance, business operations, or other future events. You can identify forward-looking statements by the use of words such as "may," "will," "could," "anticipate," "expect," "intend," "believe," "continue," or the negative of such terms, or other comparable terminology. Forward-looking statements also include the assumptions underlying or relating to such statements. We have based these forward-looking statements on our current expectations and projections about future events and financial trends that we believe may affect our business, results of operations, and financial condition.

The outcomes of the events described in these forward-looking statements are subject to risks, uncertainties, and other factors. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results could differ materially from those expressed or implied in the forward-looking statements. The forward-looking statements made in this Letter relate only to events as of the date of this Letter. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made.

The Fund will be filing a proxy statement with the United States Securities and Exchange Commission (the "SEC"). SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain the documents free of charge on the SEC's website, http://www.sec.gov.

PLEASE READ THE PROXY STATEMENT CAREFULLY BEFORE MAKING A DECISION CONCERNING THE PROPOSALS DESCRIBED IN THIS LETTER.

The Fund, on behalf of the Fund's Board of Directors, will be soliciting proxies from shareholders. The costs of the solicitation will be borne by the Fund. You can obtain more information about the Fund by accessing its Proxy Statement on the SEC's website at http://www.sec.gov. Updated information with respect to the Proposals will be included in the final Proxy Statement to be filed with the SEC and sent to shareholders as of the record date.

The information in this document is not complete and is subject to change. This document is not an offer to sell any securities and is not soliciting an offer to buy any securities in any jurisdiction where the offer or sale is not permitted. This document is not an offering, which can only be made by a prospectus. Investors should consider the Fund's investment objective, risks, charges and expenses carefully before investing. The Fund's prospectus contains this and other information about the Fund and should be read carefully before investing. The Fund's prospectus can be obtained upon request and without charge by writing to the Fund at Fundrise Innovation Fund, LLC, Attn: Investor Relations, 11 Dupont Circle NW, 9th Floor, Washington, D.C. 20036, by calling (202) 584-0550, or by visiting the Fund's website at https://fundrise.com/offerings/26/view.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036

FUNDRISE

New portfolio company: SpaceX, a leader in space commercialization and global connectivity


SPACEX

We are pleased to announce the Innovation Fund has added a new portfolio company: **SpaceX**, the pioneering aerospace and satellite internet company that designs, manufactures, and launches the world's most advanced rockets and spacecraft while also operating Starlink, the largest satellite broadband constellation. SpaceX is redefining not only space travel but also global connectivity. We believe this investment adds one of the most important and innovative private companies to our portfolio (also the most valuable private technology company in the world), and one with huge potential for growth going forward.

Recent developments: IPO confirmation and xAI merger

In December 2025, CEO Elon Musk confirmed that SpaceX is targeting a 2026 IPO, with Bloomberg reporting the company is looking to raise as much as $50 billion through the offering. Then, on February 2, 2026, SpaceX announced it acquired xAI, the artificial intelligence startup, creating a combined company valued of approximately $1.25 trillion.

SpaceX
@SpaceX

SpaceX has acquired xAI, forming one of the most ambitious, vertically integrated innovation engines on (and off) Earth →
spacex.com/updates#xai-jo...


S38

4:44 PM · Feb 2, 2026 · **18M** Views

The merger brings together SpaceX's dominant position in launch services and satellite broadband with xAI's AI capabilities, including Grok, its large language model integrated into the X social media platform. This combination creates what Musk described as "the most ambitious, vertically-integrated innovation engine on (and off) Earth."

The acquisition reflects an ambitious vision for space-based AI compute infrastructure. In his memo announcing the deal, Musk argued that global electricity demand for AI cannot be met through terrestrial data centers without significant impacts on communities and the environment. His proposed solution: orbital data centers powered by near-constant solar energy. SpaceX filed with U.S. regulators to deploy an orbital AI data center network of up to one million satellites. While this vision remains unproven and will face significant engineering and cost challenges, it represents a logical extension of SpaceX's existing capabilities and vertical integration strategy. (For more on this idea, see the just released podcast episode Cheeky Pint x Dwarkesh.)

Investment overview

SpaceX operates two highly synergistic businesses that have fundamentally reshaped their respective industries. The company's launch services division has demonstrated remarkable execution with reusable rocket technology, while its Starlink satellite internet constellation has scaled to serve millions of users globally with broadband speeds and coverage previously unattainable through traditional providers.

Launch services leadership: SpaceX completed 138 missions in 2024 and 170 missions in 2025, accounting for just over half of all global rocket launches and 85% of payload mass launched to orbit. The Falcon 9 series has demonstrated reliability with over 600 missions. This reusability has driven cost efficiencies that competitors have found difficult to replicate.

Starlink's growth trajectory: Though potentially less well known, the satellite broadband segment is a remarkable business in its own right, having scaled to 9.2 million subscribers globally, up from 4.6 million at the end of 2024, doubling its customer base in just one year. Starlink provides low-latency, high-speed internet globally through its constellation of low Earth orbit satellites, serving consumer, enterprise, government, and mobile telecom segments.

Starlink
@Starlink

...

In 2025, Starlink connected more than 4.6 million new active customers and is now connecting 9.2 million people

Congrats to the @SpaceX team and thank you to our customers around the world! → starlink.com/2025



4:25 PM · Dec 31, 2025 · **655K** Views

Starlink
@Starlink

...

This year, we activated Starlink in 35+ new markets, and are now covering 155+ countries and a global area home to 3.2 billion people, including those who live in some of the most remote places on Earth


0:05

4:29 PM · Dec 31, 2025 · **4.1M** Views

Structural advantages: SpaceX's vertical integration creates a competitive moat. Starlink satellites launch at near marginal cost on SpaceX's own rockets, providing a structural cost advantage that would be challenging and time-intensive for competitors to replicate.The addition of xAI extends this vertical integration into AI, with SpaceX having been one of xAI's first customers in 2024, when xAI powered customer support features for Starlink

Expanding direct-to-cell capabilities: In September 2025, SpaceX entered into a definitive agreement with EchoStar to acquire AWS-4 and H-block spectrum licenses for approximately $17 billion. SpaceX stated the new spectrum will enable upgraded satellites with more than 100 times the capacity of first-generation Starlink direct-to-cell satellites.

The spectrum purchase allows SpaceX to operate Starlink direct-to-cell services on frequencies it owns, rather than relying solely on those leased from mobile carriers like T-Mobile. We believe this acquisition positions SpaceX to expand its Direct to Cell service, which aims to provide connectivity to standard mobile phones globally without requiring specialized equipment.

Investment rationale

While SpaceX is most famous for its ambitious space exploration goals such as multi-planetary life, we believe the near-term investment case rests on a more immediate foundation: ***low-cost global internet connectivity***. With Starlink, SpaceX has demonstrated its ability to deliver reliable, global broadband to underserved and unserved populations. The growth opportunity is rooted in the fact that billions of people still lack access to quality internet. SpaceX is positioned to address this demand through a low-cost, vertically integrated delivery model. The core investment case is relatively straightforward: SpaceX is already generating substantial revenue by serving a large market for internet connectivity, with billions of potential customers still lacking reliable access.

The recent xAI acquisition adds a new and interesting dimension to an already robust thesis. AI infrastructure represents one of the fastest-growing sectors in technology, and the combination of SpaceX's launch capabilities with xAI's models could create unique advantages in both training and deploying AI systems. The vision of space-based compute, while ambitious, builds on SpaceX's demonstrated ability to execute on seemingly impossible goals.

That said, xAI remains an early-stage business with significant capital requirements, and how it ultimately integrates with SpaceX's existing operations remains to be seen.

Beyond Starlink, the space economy represents a potential monumental shift in technology infrastructure, with applications spanning communications, navigation, Earth observation, and even data storage and AI processing capacity. SpaceX's leadership position in this transformation is clear, supported by proven execution capabilities and a differentiated cost structure.

The convergence of space access and global connectivity, in our view, positions SpaceX to capture value across multiple expanding markets while maintaining competitive advantages.

Looking ahead

With a potential IPO on the horizon, the combined entity's $1.25 trillion valuation and expanded strategic scope could result in one of the most significant (and single largest) public offerings in history. We believe SpaceX has long positioned itself as one of the most innovative companies in the world, and we are excited for the Innovation Fund and its shareholders to now take part in this journey.

Innovation Fund Shareholder Vote

We recently announced that we plan to take the Innovation Fund public, under the ticker VCX, as early as March. As part of that, we are soliciting a shareholder vote.

Vote now →

There are no guarantees investment holdings of the Fundrise Innovation Fund will be successful or perform similarly to the company featured.

An investment in the Fund is subject to, among others, the following risks:

- Shares are not listed on any securities exchange and it is not anticipated that a secondary market for Shares will develop. Shares are subject to substantial restrictions on transferability and resale and may not be transferred or resold except as permitted under the Fund's Limited Liability Company Agreement (the "LLC Agreement"). Although the Fund may offer to repurchase Shares from time to time, Shares will not be redeemable at a Shareholder's option nor will they be exchangeable for Shares or shares of any other fund. As a result, an investor may not be able to sell or otherwise liquidate his or her Shares. Shares are appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment and for whom an investment in the Fund does not constitute a complete investment program.

- If a Shareholder is able to sell its Shares outside the repurchase process, the Shareholder likely will receive less than the then-current NAV per Share.

- There is no assurance that distributions paid by the Fund will be maintained at a certain level or that dividends will be paid at all.

- The Fund's distributions may be funded from unlimited amounts of offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to the Fund for investment. Any capital returned to Shareholders through distributions will be distributed after payment of fees and expenses.

- A return of capital to Shareholders is a return of a portion of their original investment in the Fund, thereby reducing the tax basis of their investment. As a result of such reduction in tax basis, Shareholders may be subject to tax in connection with the sale of Shares, even if such Shares are sold at a loss relative to the Shareholder's original investment.

Investing in Shares is speculative and involves substantial risks. You should purchase shares of the Fund only if you can afford a complete loss of your investment.

Past performance does not guarantee future results. Current and future holdings are subject to risk. Returns of one company are not indicative of an investment in the fund. To obtain fund performance click here. The fund's most recent schedule of investments is available here.

Investors should consider the Fund's investment objectives, risks, charges, and expenses before investing. This information is included in the Fund Prospectus and can be accessed by calling (202) 804-0023. Read the prospectus carefully before investing.

The Innovation Fund is publicly registered under the Investment Company Act of 1940 as a non-diversified, closed-end management investment company that is operated as a "tender offer fund".

The Fund's portfolio will be concentrated in securities issued by technology companies and other investments that provide economic exposure to technology companies and as such, it may be subject to more risks than if it were broadly diversified across additional sectors and industries of the economy. Certain technology companies may face special risks that their products or services may not prove to be commercially successful. Technology companies are also strongly affected by worldwide scientific or technological developments, and as a result, their products may rapidly become obsolete. The Fund's investments in companies involved in, or exposed to, artificial intelligence-related businesses may be negatively impacted because of, among other things, limited product lines, markets, financial resources and/or personnel; intense competition and potentially rapid product obsolescence these companies may face; loss or impairment of intellectual property rights; and the inability to successfully develop products or services even after spending significant amount of resources.

The Fund's investment in private company securities, whether made directly or indirectly (e.g., through derivatives or private pooled investment vehicles) are generally illiquid. Because private company securities are thinly traded, such securities may display especially volatile or erratic price movements, sometimes in response to relatively small changes in investor supply or demand or other market conditions.

Nothing in the advertising material should be construed as tax advice, an offer, recommendation, or solicitation to buy or sell any security. All investing includes risk, including the possible loss of money you invest, and past performance does not guarantee future performance. Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Innovation Fund, LLC before investing.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036

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Democratizing venture capital

For generations, everyday Americans could be part of the companies that were driving the country forward.

However today, the most important technology companies are staying private longer, which means everyday investors are being left behind.

VCX changes that, giving individuals the ability to invest in tomorrow's great technology companies today.

Bending the arc of financial history back towards democracy

By Ben Miller, Fundrise CEO

In 1792, only eight years after the signing of the Treaty of Paris, a handful of brokers gathered under the Manhattan buttonwood trees to start what would eventually become the New York Stock Exchange.

From that moment forward, the fate of the country and its capital markets became inextricably intertwined.

America's financial system is built upon an idea as audacious and irreverent as the nation itself: **that ownership should be shared by the many, rather than reserved for the few**. The US stock markets, at their core, are as much a democratic innovation as they are a financial one.

So while progress hasn't always been a straight line, over the years, as the country transformed into an economic superpower, ordinary citizens were increasingly able to own a piece of the railroads, steel mills, factories, and other businesses driving that growth.

Broad-based ownership is not a byproduct of American ingenuity—it's the engine.

Today, we stand at the dawn of a new industrial revolution. Artificial intelligence is a generational shift as profound as electricity, the automobile, or the internet before it.

But while venture firms muse about the importance of our national competitiveness or the potential utopia where AI reshapes everything from medicine to manufacturing to white collar jobs, they seem to be missing the most important part: that the average American is at risk of being left behind.

Why? Because the companies building this future are increasingly doing so in the private markets, meaning the greatest value creation in a century is happening behind closed doors, accessible only to wealthiest institutions and insiders.

Is this how the American story is supposed to go?

The public relegated to watch from the sidelines while a select few capture all the upside?

We believe no. And so, in keeping with this great American tradition of broad-based ownership, we have begun the process of listing the Innovation Fund on the New York Stock Exchange.

In a world undergoing the largest technological shift in modern history, we believe that democratizing access is not merely an investment opportunity but a moral and economic imperative.

For over a decade we've had a singular focus: empowering individual investors and now we are launching the next chapter in that journey, creating an ownership revolution for a new age.

And, if we get this right, perhaps the story we tell years from now about the birth of AI will not be one of extreme wealth concentration or human obsolescence but about choosing, once again, to build a brighter future together.

Onward.

About VCX

Overview

The Fundrise Innovation Fund (Ticker: VCX) is designed to deliver long-term growth from a diversified portfolio of technology companies. The fund is focused on investing in potentially high-growth private technology businesses.

VCX takes a "multi-stage" approach, investing across the lifecycle of a private company – from early to late stage and continuing to hold after any potential IPOs. The fund invests across thematic sectors including artificial intelligence (AI) and machine learning (ML), data infrastructure, vertical and horizontal software, and other categories with attractive long-term growth potential.

FUND DETAILS	as of 1/31/26
Ticker*	VCX
Listing venue*	NYSE
Advisor	Fundrise Advisors
Inception date	July 2022
Net asset value	$524.0M
Annual management fee*	2.5%

*Pending approval

Portfolio

Portfolio construction is in progress and values will change as we add more companies. Data based on holdings as of January 31, 2026.

Top 10 holdings

as of 1/31/26

#	Company	Weight
1	Databricks	18.3%
2	Anthropic	17.6%
3	OpenAI	10.2%
4	Anduril	7.2%
5	Ramp	5.3%
6	SpaceX	4.1%
7	Epic Games	3.7%
8	Flock Safety	3.1%
9	dbt	2.9%
10	Vanta	1.9%

See all holdings

Sector breakdown

Sector	Weight
Artificial intelligence & Machine learning	41.5%
Data Infrastructure	23.7%
Fintech	5.4%
Aerospace	4.1%
Gaming	3.7%
Vertical / Horizontal Software	3.6%
Healthcare	1.6%
Prop Tech	1.4%
Other (Cash, Fixed Income, VC Funds)	18.1%

Private/public breakdown

Type	Weight
Private	83%
Public	2%
Other (Cash, Fixed Income, VC Funds)	18%

Performance

Fundrise Innovation Fund (VCX)

3 months	YTD	1 year	Since inception
21.21%	13.43%	63.27%	84.44%

For periods ended 1/31/26. Returns shown are cumulative gross returns for the period presented. Returns are a sum of net asset value appreciation and dividends.

Hypothetical growth of $10,000

Hypothetical performance of investment between Jul 2022 and today with dividend reinvestment enabled. ***Past performance does not guarantee future results.***

Initial investment value	Total appreciation	Total distributions[1]	Current investment value
$10,000.00	$8,218.91	$225.92	$18,444.83

Value | Net return

VALUE	CONTRIBUTION	NET RETURN
$18,444.83	$10,000.00	$8,444.83


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Past performance is not indicative of future results.

The performance assumptions shown in each of these charts are for illustrative purposes only, should not be relied on for any other purpose, and are not intended to reflect the actual experience of any individual investor. These values indicate returns based on net asset value and may not accurately reflect the amount that might be paid for your shares in a market transaction. Closed-end funds frequently trade at a discount to their net asset value.

Value chart: This chart shows the hypothetical growth of an investment in this offering over the period indicated, assuming dividend reinvestment.

Net return chart: This chart shows the hypothetical returns on an investment in this offering over the period indicated, assuming dividend reinvestment.

ONWARD PODCAST

Insights

Onward is a Fundrise podcast offering unique insights and perspectives from company co-founder and CEO Ben Miller and guests.


ONWARD

Will AI Surpass Us?

with Robert Nishihara, co-founder of AnyScale

Listen on Apple   Listen on Spotify


ONWARD

Are we vastly underestimating AI?

with Dwarkesh Patel

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ONWARD

Building a $1B startup without ego

with Christina Cacioppo

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ONWARD

Investing in AI

with Tomasz Tunguz

Listen on Apple   Listen on Spotify


ONWARD

From Bootstrap to Billion-Dollar Business

with Tristan Handy CEO of dbt Labs

Listen on Apple   Listen on Spotify


ONWARD

Data centers will be the largest investment in US history

with Kervin Pillay, former CTO of Cisco

Listen on Apple   Listen on Spotify

Literature

All investors should consider the investment objectives, risks and charges and expenses of the Fund carefully before investing. Information regarding such considerations, including the prospectus of the ‘40 Act registered fund may be found below. Investors should read the prospectus carefully before investing.

- Prospectus
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- Statement of Additional Information
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- Tender Offer Notice
  PDF attachment
- December 31, 2024 Quarterly Portfolio Holdings
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- 2025 Annual Report
  PDF attachment
- 2026 Semi-Annual Report
  PDF attachment
- June 30, 2025 Quarterly Portfolio Holdings
  PDF attachment
- Subscription Agreement
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- Innovation Fund Distribution Notice
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- Innovation Fund Distribution Notice Q2 Update
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There are no guarantees investment holdings of the Fundrise Innovation Fund will be successful or perform similarly to the company featured. Nothing on this website should be considered an offer, solicitation of an offer, or advice to buy or sell securities.

The Fund is a non-diversified closed-end investment company registered under the Investment Company Act of 1940, as amended. Investing in Shares is speculative and involves substantial risks. You should purchase Shares of the Fund only if you can afford a complete loss of your investment. Any historical returns, expected returns or probability projections are hypothetical in nature and may not reflect actual future performance. Account holdings are for illustrative purposes only and are not investment recommendations. Closed-end funds frequently trade at a discount to their net asset value.

Past performance does not guarantee future results. Current and future holdings are subject to risk. Returns of one company are not indicative of an investment in the fund. To obtain fund performance click here. The fund's most recent schedule of investments is available here.

Investors should consider the Fund's investment objectives, risks, charges, and expenses before investing. This information is included in the Fund Prospectus and can be accessed by calling (202) 804-0023. Read the prospectus carefully before investing.

Fund shares are not guaranteed or endorsed by any bank or other insured depository institution and are not federally insured by the Federal Deposit Insurance Corporation. Shares of a non-diversified fund may rise and fall more than the value of shares of a fund that invests in a broader range of securities. The Fund's portfolio will be concentrated in securities issued by technology companies and other investments that provide economic exposure to technology companies and as such, it may be subject to more risks than if it were broadly diversified across additional sectors and industries of the economy. Certain technology companies may face special risks that their products or services may not prove to be commercially successful. Technology companies are also strongly affected by worldwide scientific or technological developments, and as a result, their products may rapidly become obsolete. The Fund's investments in companies involved in, or exposed to, artificial intelligence-related businesses may be negatively impacted because of, among other things, limited product lines, markets, financial resources and/or personnel; intense competition and potentially rapid product obsolescence these companies may face; loss or impairment of intellectual property rights; and the inability to successfully develop products or services even after spending significant amount of resources.

The Fund's investment in private company securities, whether made directly or indirectly (e.g., through derivatives or private pooled investment vehicles) are generally illiquid. Because private company securities are thinly traded, such securities may display especially volatile or erratic price movements, sometimes in response to relatively small changes in investor supply or demand or other market conditions.

1. **Distribution payments are not guaranteed. The Fund may pay distributions from sources other than net investment income and capital gains, including, without limitation, the sale of assets, borrowings, return of capital (ROC) or offering proceeds, and advances or the deferral of fees and expense reimbursements.**

   Based on current estimates, it is expected that amounts distributed to investors would include a return of capital. ROC should not be confused with yield or income. The Return of Capital amount is 100% based on the recent 19(A) notice. There can be no assurance that a change in market conditions or other factors will not result in a change in the Fund distribution rate at a future time.

Annualized distribution rate is calculated by annualizing the current day's declared distribution rate, divided by the current day's net asset value per share.

Distribution rate is calculated by dividing the dividends earned on one share in a given month by the NAV per share at the end of the previous month.

A portion of distributions may be a direct result of expense support payments provided by Fundrise Advisors, which are subject to repayment by the Fund within three years. The purpose of this arrangement is to ensure that the Fund bears an appropriate level of expenses. Any such distributions may not be entirely based on investment performance and can only be sustained if positive investment performance is achieved in future periods and/or Fundrise Advisors continues to make such expense support payments.

Future repayments will reduce cash otherwise potentially available for distributions. There can be no assurance that such performance will be achieved in order to sustain these distributions. Fundrise Advisors has no obligation to provide expense support payments in future periods.

By using this website, you accept our Terms of Service and Privacy Policy. The originating advertising material was sponsored and paid for by the Fundrise Innovation Fund, LLC. The originating advertising material is a paid endorsement. Nothing in the advertising material should be construed as tax advice, an offer, recommendation, or solicitation to buy or sell any security. All investing includes risk, including the possible loss of money you invest, and past performance does not guarantee future performance. Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Innovation Fund, LLC before investing.

© 2026 Fundrise Innovation Fund, LLC. All rights reserved.

Innovation Fund 2025 Year-end Letter



Performance summary

As recently stated in our annual letter to all Fundrise investors, 2025 was the year of AI. And nowhere is that sentiment more directly reflected than in the performance of the Innovation Fund.

In 2025, the Fundrise Innovation Fund delivered an impressive +43.58% return net of fees.

To put that level of performance in perspective, over the same time period the Nasdaq returned 21.1%, the S&P 500 returned 17.9%, and the hedge fund industry as a whole returned an average of 12.6% (its best performance since 2009).[1]


2025 Return Net of Fees
Hedge Fund Average
12.6%
S&P 500
17.9%
NASDAQ
21.1%
Innovation Fund
43.58%

Like all great investment returns (at least in our opinion), the Fund's performance in 2025 is primarily the result of patient execution, combining the right macro trend (in this case, the emergence of AI) with the right assets (in this case, our portfolio companies), and as always a healthy dose of fortunate timing.

Of course, it is not unheard of for top venture capital funds to deliver better than average performance, with the top quartile of venture funds over the past several decades having delivered average IRRs of more than +20% (with a smaller percentage occasionally exceeding the +40% mark).[2]

What *is* unique is to deliver this level performance in a fund structure as accommodating and investor forward as the Innovation Fund.

As many of our investors know, investing into a top-tier venture fund typically requires one to (a) be an institution capable of minimum investments in the tens of millions of dollars (b) agree to be locked up in a fully illiquid fund for 7+ years and (c) pay 20-40% of the profits from such returns to the manager of the fund (this is also known as the "the carried interest" or "promote").

The Innovation Fund by contrast has not only managed to deliver top-tier returns but done so with essentially no minimum investment, regular quarterly liquidity, and 100% of the profits paid out to investors (i.e. there is no "promote" or "carried interest" paid to us as the manager).

It is a structure so unique and investor friendly, that often we find those in the industry skeptical when they first learn of it.

A portfolio built to scale

It is important to remember that the strong returns of 2025 did not occur overnight. The portfolio as it exists today is a meticulously curated and intentionally concentrated collection of companies that we believe are "the" category defining businesses in their respective industries.

Not merely great investments, but companies that will fundamentally change the future and how we all live in it. These are companies that we have followed eagerly, sought out specifically, and (in most instances) become avid customers of.

And, as we've stated before, we believe it is a portfolio on par with that of any major venture capital firm in the world.

CNBC Disruptor 50 Rank	Company	Date of first investment by Innovation Fund	Approx. valuation at time of first investment*	Approx. current valuation**	% change since first investment
1	ANDURIL	Oct '23	$11B	$72B	551%
2	OpenAI	Dec '23	$90B	$500B	454%
3	databricks	Jul '23	$37B	$134B	262%
4	ANTHROPIC	Dec '23	$25B	$186B	623%
5	Canva	Sept '23	$26B	$42B	65%
6	ramp	May '24	$8B	$32B	298%
7	Flock Safety	Nov '25	$11B	$11B	0%

** View all Innovation Fund assets here.*

*** Reflects the latest financing round or confirmed secondary activity, whichever is more recent.*

2025 was truly a breakout year for AI with growth accelerating exponentially and returns across a majority of the investment world increasingly boiling down to the singular question of: **How much AI exposure do you have?**

Unsurprisingly, this also led to even more people asking the question "Are we in an AI bubble?"

And while the answer to that is long, complex, and full of nuance; our opinion, as it relates to the Innovation Fund, is no—not at this time.

A realistic look at valuations

In theory, a company's value (i.e. what it's worth) can be determined by adding up all its future cash flows and then discounting them back by some predetermined rate of return. And while this is a bit overly simplistic, when investing in high-growth technology companies it is often useful to start by evaluating the fundamentals, in particular **(1) growth rate** and **(2) revenue scale**.

So how does the Innovation Fund's portfolio stack up?

Based on the most recent available reporting we've compiled (including company press releases, news articles, and Bloomberg-style aggregation), the portfolio's **position-weighted growth** remains significantly above public tech benchmarks:

			Position Weighted		
Index	**Median**	**Average**	**Growth**	**Revenue Mult**	**GARM***
S&P	6%	6%	13%	10.6x	65.4x
QQQ	9%	13%	25%	15.1x	76.1x
Innovation Fund	**70%**	**146%**	**193%**	**24.0x**	**30.9x**

** GARM is Growth Adjusted Multiple calculated by taking the revenue multiple and dividing it by the annual growth rate. This is calculated on a position by position basis and then weighted.*

Even when looking at median/average growth rates, the gap remains wide with the Fund's portfolio showing materially higher growth than either QQQ or the S∓P 500. Said more simply, by nearly every measure, the portfolio companies of the Innovation Fund are growing significantly faster than their publicly traded counterparts.

Of course, higher growth rates are typical of very early stage companies, so where does the portfolio stand in terms of maturity and scale of revenue? In short, approximately 80% of the portfolio is invested in companies that we describe as public scale or "Pre-IPO" meaning that they are generating revenues in excess of $500m annually.

Private Portfolio Breakdown

					Position Weighted	
Stage	**Portfolio Count**	**Investment Value**	**Average Size**	**% of Portfolio**	**Revenue Scale**	**Growth Rate**
Early / Mid Stage	12	$27	$2	7%	$7	89%
Late Stage	6	$51	$8	14%	$238	71%
Public-Scale	10	$289	$29	79%	$7,436	224%
Total Private Portfolio	**28**	**$367**	**$14**	**100%**	**$5,905**	**193%**

This means one could argue, justifiably, that on a growth-adjusted basis, these portfolio companies are actually valued *below* their publicly traded tech peers—making them a true value investment.

As anyone with real experience in venture likely knows, a portfolio of this profile—meaning one that has such a large number of industry leading companies that are delivering both significant operating scale and early stage-like growth rates—is uncommon.

Looking ahead

Last year we speculated that AI was a technology shift on the order of magnitude of the internet before it, or potentially even larger. In 2025, based on our own lived experience at Fundrise, that thesis started to feel less like a prediction and more like an inevitability.

AI is not just creating new products or companies. It is increasingly rewriting the cost curves and growth curves of every business that adopts it, changing what can be built, how fast it can scale, and how many people it takes to run it.

That has two very important implications for investors:

1. **Lack of exposure to AI will increasingly mean investors are getting left behind**
   What was true in 2025, is likely to be (in our opinion) only that much more true in 2026: those who are invested in the companies leading the age of AI innovation will increasingly see outsized investment returns. Those who shun the sector out of fear, lack of knowledge, or otherwise, risk being left behind in one of the greatest wealth creation waves of the past several decades (if not longer).
2. **The center of gravity is increasingly moving to the private markets**
   While public markets have given investors exposure to small group of mega-cap companies, arguably the most important AI-native businesses remain in the private markets. And while these companies may very well IPO in the coming years, much of the value creation and compounding benefits will have accrued to those who have been invested prior to that point.

This is the fundamental bet the Innovation Fund is designed to represent: meaningful exposure to the private technology leaders shaping the next era of AI, in a low-fee vehicle built for long-duration compounding. We believe that our focused concentration has been a major reason the Fund performed so well in 2025, and it is why we remain so excited about what lies ahead.

As always we appreciate your trust and support.

Onward,
Fundrise

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1. https://www.bloomberg.com/news/articles/2026-01-13/hedge-funds-turn-chaos-into-cash-for-best-gains-in-16-years

2. https://www.cambridgeassociates.com/wp-content/uploads/2020/01/VC-Positively-Disrupts-Intergenerational-Investing-1.pdf

Fundrise Innovation Fund, LLC (the "Innovation Fund") is an unlisted closed-end management investment company that is operated as a tender offer fund. The Innovation Fund's investment objective is to provide total return primarily through long-term capital appreciation. For more information, including the Prospectus, please visit https://fundrise.com/offerings/26/view.

The Innovation Fund intends, but is not obligated, to provide investors with liquidity through quarterly repurchase offers to repurchase a limited amount of the Innovation Fund's Shares (not expected to exceed 5% of the Innovation Fund's net assets). For the latest available repurchase notice, please click here or see the "Literature" section of https://fundrise.com/offerings/26/view.

Pursuant to Rule 19(a) under the Investment Company Act of 1940, please click here or see the "Literature" section of https://fundrise.com/offerings/26/view for more information with respect to the Innovation Fund's distributions.

An investor in the Fundrise Innovation Fund should consider the investment objectives, risks, charges, and expenses carefully before investing. The Fund's prospectus contains this and other information and may be obtained here. Investors should read the prospectus carefully before investing.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. All images and return and projection figures shown are for illustrative purposes only, may assume additional client capital contributions over time, and are not actual Fundrise customer or model returns or projections. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

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